Exhibit 99.2

KOBEX MINERALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) and financial review, prepared as of May 4, 2012, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2012 and 2011 and the audited annual consolidated financial statements and related notes for the year ended December 31, 2011.
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in these interim financial statements are consistent with those applied in the Company’s audited annual financial statements for the year ended December 31, 2011.  Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company”) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM).  The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

As at March 31, 2012, the Company had $37,037,930 (December 31, 2011 $37,196,933) in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

As at May 4, 2012, the Company has cash of approximately $37 million and is well funded to take advantage of mineral opportunities which are being brought to its attention. The Company continues to carefully review a number of advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential in economically viable jurisdictions.   As part of its review, the Company is also re-evaluating the strategy on its Mel property situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest.

Mineral Properties

The Company has two properties in its portfolio, the Mel property and the Barb property.  Mr. Leo King, P. Geo, consultant, and qualified person under the meaning of National Instrument NI 43-101, reviewed and approved the technical information relating to these two properties in the Mineral Properties section of this Management’s Discussion and Analysis for the year ended December 31, 2011.  Neither of the properties has a carrying value on the Company’s condensed consolidated interim financial statements.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property comprising 257 mineral claims situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.

The Mel Property is located within an area of Cordilleran geology that may host the bulk of future zinc potential in western Canada.  Cambrian to Ordovician marine sediments with same age volcanics host zinc-lead deposits in carbonate, chert and barite.  Broadly folded units of carbonates and clastic sediments form a north-south trending overturned syncline.  This synclinal structure has been cut by a number of north and northeast-trending faults.

Four sediment-hosted, zinc-rich zones have been identified on the Mel Property; the Main Mel, Jeri, Jeri North and Mel East Zones.  Mineralization on the Main Mel Zone and the showings on the south end of the Jeri and Mel East Zones occur within stratigraphic zone resting upon a cryptograined limestone unit overlain by a distinctive argillite unit.  The argillite unit grades upwards into wavy banded argillaceous limestone.  Mineralization at the Main Mel Zone consists of coarse-grained sphalerite and galena disseminated throughout a mixture of mudstone, silica carbonate and coarse crystalline barite.  Minor amounts of fine grained, sparsely disseminated pyrite occur locally.  The Main Mel Zone was the focus of a 48-hole program that resulted in an indicated mineral resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.  The Main Mel Zone is open down dip with potential to host a larger zinc-lead resource.

At the Jeri North Zone, the same stratigraphic interval hosting the Main Mel Zone contains zinc mineralization in a massive chert overlain by a volcanic flow and volcaniclastic sequence.  Significant mineralization has also been intersected in several holes drilled on the Jeri Zone.  Strong alteration of the footwall carbonate to zinc-bearing hydrothermal dolomite and silicified dolomite has been exposed along the middle syncline fold limb for several kilometres.  Sampling on the Jeri Zone has yielded up to 16% zinc over 5 metres.  Similar style zinc mineralization has been found at the Mel East Zone.

Several geophysical targets on the Jeri Zone and anomalous lead-zinc soil geochemistry and associated geophysical anomalies on the Mel East Zone warrant drill testing.

Barb Property, Yukon

The wholly-owned Barb property, comprising 21 mineral claims, is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake.

The property is underlain by Devonian/Mississippian phyllitic rocks that form the western limb of a north-northwest trending syncline.  The phyllitic rocks form two conformable units; a dark green to black phyllite overlies a light grey, fine-grained unit.  An extensive quartz-sericite schist unit, locally sulphide-bearing and of possible volcanic origin, occurs within phyllitic rocks at the Money Zone.

Historic work on the property includes four diamond drill holes, geochemical and geophysical surveys.  Base metal mineralization at the Money Zone has been identified on the property.  A preliminary drill test of the Money Zone consisting of four holes was completed in 1991 with one hole intersecting 0.5 metres assaying 5.87% zinc and 1.82% lead.

In September 1998, an airborne electromagnetic and magnetic geophysical survey was flown over the property.  Several anomalous features considered to represent moderate to high priority targets were outlined as a result of the survey.  A high priority geophysical target is located immediately to the west and parallel to the Money zone and is co-incident with an IP anomaly previously identified but not drill tested.

The geological setting within the property is prospective for hosting large, massive sulphide deposits.  A drill program to test the high priority geophysical target is warranted.

Selected Quarterly Financial Information and First Quarter Discussion

The following selected consolidated financial information is derived from the unaudited condensed consolidated interim financial statements of the Company.  All amounts are expressed in Canadian dollars, except the numbers of shares.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2012	2011	2011	2011	2011	2010	2010	2010
Current assets	$37,589,915	$38,323,600	$38,763,790	$39,469,944	$ 39,876,038	$ 41,087,221	$41,519,675	$ 42,525,129
Leasehold improvements	2,685	3,585	7,615	8,034	6,436	7,355	11,033	-
Total assets	37,592,600	38,327,185	38,771,405	39,477,978	39,882,474	41,094,576	41,530,708	42,525,129
Current liabilities	189,277	204,557	179,826	207,603	180,523	222,133	156,406	193,807
Equity	37,403,323	38,122,628	38,591,579	39,270,375	39,701,951	40,872,443	41,374,302	42,331,322
Total liabilities and shareholders' equity	37,592,600	38,327,185	38,771,405	39,477,978	39,882,474	41,094,576	41,530,708	42,525,129
Working capital	37,400,638	38,119,043	38,583,964	39,262,341	39,695,515	40,865,088	41,363,269	42,331,322
Expenses
Consulting	73,803	28,546	30,210	35,881	25,193	60,696	47,038	59,155
Corporate development and investor relations	106	108	4,830	3,443	106	6,673	1,208	15,937
Amortization	900	951	950	950	919	3,678	-	-
Exploration	70,801	30,632	73,156	72,334	101,843	49,730	127,388	121,117
Office and sundry	35,722	43,655	40,332	56,984	48,270	45,430	49,226	40,358
Professional fees	25,658	39,552	23,183	38,647	12,590	16,965	17,720	63,677
Rent, parking and storage	57,344	59,516	59,230	61,629	60,371	62,662	62,728	50,220
Salaries and employee benefits	193,071	420,204	237,014	247,452	255,433	1,548,564	236,092	240,978
Transfer agent and regulatory fees	19,612	11,841	15,910	13,269	19,242	13,216	13,911	19,655
Travel and accomodation	2,292	-	3,492	3,461	6,112	7,093	3,170	9,951
Loss before undernoted items	(479,309)	(635,006)	(488,307)	(534,050)	(530,079)	(1,814,707)	(558,481)	(621,048)
Other items
Foreign exchange income (loss)	(291)	(827)	139,088	(15,295)	(69,508)	(51,578)	(65,208)	95,964
Interest income	122,387	130,157	129,477	120,162	119,103	100,334	83,636	68,919
Impairment of marketable securities	(375,120)	(666,667)	-	-	-	-	-	-
Loss before income taxes	(732,333)	(1,172,343)	(219,743)	(429,183)	(480,484)	(1,765,951)	(540,053)	(484,213)
Income tax (expense) recovery	-	(54,596)	-	-	-	(364,583)	-	-
Loss for the period	(732,333)	(1,226,939)	(219,743)	(429,183)	(480,484)	(2,130,534)	(540,053)	(484,213)
Change in fair value of available-for-sale
marketable securities	-	(165,932)	(458,768)	(600)	(749,700)	600	(416,967)	(3,750,000)
Comprehensive income (loss)	$(732,333)	$(671,608)	$(678,511)	$(429,783)	$ (1,230,184)	$ (1,765,351)	$(957,020)	$ (4,234,213)
Basic and diluted loss per common share	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.04)	(0.01)	(0.01)
Weighted average number of common shares
outstanding	46,072,419	46,057,832	46,057,832	46,057,832	45,995,919	45,967,077	45,967,077	46,967,077

Results of Operations – Three months ended March 31, 2012

For the three months ended March 31, 2012, the Company reported a loss of $732,333 ($0.02 per share), an increase of $251,849 from the loss of $480,484 ($0.01 per share) for the three months ended March 31, 2011.  The increase is a result of the following items:

(i)
In the first quarter of 2012, the Company recorded an impairment of the value of its marketable securities of $375,120 ($Nil in the first quarter of 2011) due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares and the write off of the remaining carrying value of $120 for the investment in Venturi Ventures Inc..

(ii)	Exploration expense of $70,801 in the current period is $31,042 lower than the comparable quarter in 2011 reflecting a lower level of exploration activity.

(iii)
General and administrative expenses other than exploration for the first quarter of 2012 were $408,508 or $19,728 lower as compared to the first quarter in the prior year.  The decrease can be attributed mostly to lower salaries expense, offset in part by higher consulting and professional fees.

(iv)
Interest income for the three month period ended March 31, 2012 was $122,387 compared to $119,103 for the 2011 period.  The increase is a result of slightly improved interest rates earned on the Company’s cash balances.

(v)
As at March 31, 2012, the quoted market value of the Blue Sky shares was $333,333 compared with its fair value at December 31, 2011 of $708,333; a fall of $375,000 that has been recognised as an impairment and expensed in the first quarter of 2012. No impairment was recorded in the three months ended March 31, 2011.

Selected Annual Financial Information

The following selected financial information is derived from the audited consolidated financial statements and notes thereto.

	Years Ended December 31
	2011 $	2010 $
Total Assets	38,327,185	41,094,576
Long Term Financial Liabilities	-	-
Interest income	498,899	337,872
General and Administrative Expenses	(1,909,477)	(3,342,453)
Exploration	(277,965)	(400,751)
Loss for the year	(2,356,348)	(3,884,868)
Loss per Common Share - Basic and Diluted	(0.05)	(0.08)

Liquidity and Capital Resources

The Company’s cash and cash equivalent position at March 31, 2012 was $37,037,930, a decrease of $159,003 from December 31, 2011.  Total assets at March 31, 2012 were $37,592,600, a decrease of $734,585 from $38,327,185 at December 31, 2011.  The decrease in the Company’s assets is the direct result of the decrease in fair value of its marketable securities and the lower cash and cash equivalents on hand.

The Company received $13,028 from the exercise of options in the first quarter of 2012 versus $60,587 in 2011.  As at May 4, 2012, the Company had working capital of approximately $37.4 million.

The Company considers that it has adequate resources to maintain its operations for the next twelve months.  The funds on hand should also allow the Company to acquire advanced-stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflows from operating activities for the three months ended March 31, 2012 were $172,031; lower by $154,209 when compared to $326,240 for the first quarter in 2011.  That decrease was attributed primarily to the collection of a higher amount of interest on the Company’s cash and cash equivalents and other receivables ($54,552); a lower foreign exchange loss ($69,217), lower salaries ($62,362) and exploration expenses ($31,042) that were offset in part by higher consulting and professional fees ($61,678). In the current quarter, operating cash costs were funded partly by interest received on the Company’s cash and cash equivalents of approximately $348,800.

Investing Activities

The Company had no investing activities in the three-month periods ended March 31, 2012 and 2011 for leasehold improvements.

Financing Activities

During the three months ended March 31, 2012, 24,581 share options were exercised at $0.53 for total proceeds of $13,028 to the Company.  During the three months ended March 31, 2011, 90,755 share options were exercised at prices ranging from $0.53 to $0.96 for total proceeds of $60,587 to the Company.

Contractual Commitments

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s rental obligations, are as follows:

2012	296,760
2013	32,974
$ 329,734

On November 26, 2010 the Company entered into an agreement to sub-lease a portion of its office premises for a term expiring January 30, 2013 under the terms of which the Company receives an increased $14,400 per month after February 1, 2012 for the remainder of the sub-lease.

Further details of the Company’s option payments and expenditure commitments are disclosed in Note 7 to the Company’s December 31, 2011 audited consolidated financial statements.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation by management of the unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, International Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgements, estimates and assumptions that affect the application of policies and reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses.  Significant areas requiring the use of management estimates relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2012, and to Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010.  These accounting policies can have a significant impact on the financial performance and financial position of the Company.

Share-Based Compensation

The Company records all share-based compensation for options using the fair value method. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to the statement of comprehensive income (loss) at the time of vesting using the graded method. The offset is credited to contributed surplus. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.  Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is transferred to share capital.

Mineral Properties

Exploration expenditures are charged to comprehensive income (loss) as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards is expected to have a significant effect on the consolidated financial statements of the Group nor does the Company anticipate that the adoption of these standards will materially impact its financial results.

Financial Instruments

The Company's financial instruments as at March 31, 2012 comprise cash and cash equivalents, marketable securities, receivables and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s comprehensive income (loss) due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on comprehensive income (loss) and economic value due to commodity price movements and volatilities. The Company’s properties and investments have exposure to zinc, lead, barite and uranium. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets:  The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the continued listing on the TSX Venture Exchange and the NYSE Amex Exchange; the strength of the junior resource markets; by the status of the Company’s projects in relation to these markets, and the Company’s ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results. The Company’s cash and cash equivalents is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at March 31, 2012 provides sufficient financial resources to carry out its operations through the next twelve months and also to allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s cash and cash equivalents earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the three months ended March 31, 2012.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The Company’s management, (with the participation of Mr. Hills, the Company’s CEO, and Mr. Bach, the Company’s CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of March 31, 2012, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

During the three months ended March 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at March 31, 2012, there were 46,082,413 outstanding common shares and 3,152,497 share options outstanding, all of which are exercisable, with exercise prices ranging from $0.53 to $12.81 per share.

As of May 4, 2012, there were 46,082,413 common shares and 3,152,497 share options outstanding with exercise prices ranging from $0.53 to $12.81 per share.